April 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Alexandra Barone
Robert Littlepage
Claire DeLabar

Re:	Applovin Corporation
Registration Statement on Form S-1
File No. 333-253800

Acceleration Request
Requested Date: April 14, 2021
Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that approximately 5,706 copies of the Preliminary Prospectus of Applovin Corporation, a Delaware corporation (the “Registrant”), dated April 7, 2021 through the date hereof, were distributed to prospective underwriters/dealers, institutional and other investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on April 14, 2021, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

* * * *

Sincerely,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC

As representatives of the several underwriters listed in Schedule II to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Conrad Griffin
Name: Conrad Griffin
Title: Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Bianca Buck
Name: Bianca Buck
Title: Vice President

cc:	Herald Chen, Applovin Corporation
Victoria Valenzuela, Applovin Corporation
Lonnie Huang, Applovin Corporation

Michael T. Esquivel, Fenwick & West LLP
Ran D. Ben-Tzur, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Jennifer J. Hitchcock, Fenwick & West LLP

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.